August 3, 2006

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0406

Attention: David Burton, Staff Accountant

Re:	Rambus Inc.
Item 4.02 Form 8-K
Filed July 19, 2006
File No. 0-22339

Ladies and Gentlemen:

This letter is submitted in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to the document referenced above, as set forth in your letter dated July 25, 2006 to Rambus Inc. (“the Company”). For ease of reference, the text of each of the Staff’s numbered comments has been provided herein in italics. The Company’s response follows each of the numbered comments.

Form 8-K dated July 19, 2006

Item 4-02(a), Non-Reliance on Previously Issued Financial Statements

1.	We note that you intend to file restated financial statements. However, you have not indicated when you intend to do so. Please tell us when you intend to file restated financial statements. We may have further comment after you file the restated financial statements.

Response:

We respectfully advise the Commission that on May 30, 2006, the Audit Committee of the Board of Directors of the Company (the “Audit Committee”) commenced an internal investigation of the timing of past option grants and other potentially related issues. The Audit Committee is being assisted by outside independent legal and accounting experts and has not yet completed its work, nor reached final conclusions, as to the accounting related to the Company’s historical stock option grant practices.

United States Securities and Exchange Commission

August 3, 2006

Because the investigation is ongoing, Rambus cannot yet determine when the investigation will end and restatements will be filed.

We further advise the Commission that this disclosure was included in the Press Release, furnished as an exhibit (Exhibit 99.1) to and an integral part of our Form 8-K filed on July 19, 2006.

2.	Please tell us if your certifying officers have reconsidered the effect on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Form 10-K for the fiscal years 2003, 2004 and 2005, quarterly reports on Form 10-Q filed with respect to each [of] these fiscal years and Form l0-Q for the quarter ended March 31, 2006 in light of the material error you have disclosed. Additionally, tell us what effect the error had on your current evaluation of disclosure controls and procedures as of your quarter ended June 30, 2006.

Response:

We respectfully advise the Commission that the certifying officers of the Company have deferred their further assessment of the Company’s disclosure controls and procedures pending the results of the Audit Committee independent investigation. The Audit Committee, as part of its investigation, is evaluating the adequacy of the Company’s disclosure controls and procedures in addition to its internal controls over financial reporting for its Form 10-K for the fiscal year ended December 31, 2005, quarterly reports on the Form 10-Q filed with respect to each of the reporting periods within the year ended December 31, 2005 and the Form l0-Q for the quarter ended March 31, 2006 in light of the material error the Company has disclosed.

Additionally, the Audit Committee is investigating the effect the error had on the Company’s current evaluation of disclosure controls and procedures as of its quarter ended June 30, 2006. Although the Audit Committee has not yet completed its analysis of the impact of this situation on the Company’s internal controls over financial reporting, it has determined that it is highly likely that the Company had a material weakness in internal control over financial reporting as of December 31, 2005 and that the material weakness still existed for the quarter ended March 31, 2006. Upon completion of the independent Audit Committee review, the certifying officers will assess what further steps need be taken with respect to the Company’s disclosure controls and procedures and internal controls over financial reporting.

We further advise the Commission that this disclosure was included in the Press Release, furnished as an exhibit (Exhibit 99.1) to and an integral part of our Form 8-K filed on July 19, 2006.

United States Securities and Exchange Commission

August 3, 2006

In addition, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (650) 947-5000 if you have any questions or require further information regarding this matter.

Very truly yours,

Satish Rishi,

Senior Vice President, Finance and

Chief Financial Officer

Rambus Inc.

cc:	Robert Kramer, Acting General Counsel, Rambus Inc.
J. Thomas Bentley, Chairman of the Audit Committee of the Board of Directors, Rambus Inc.
Aaron J. Alter, Esq., Wilson Sonsini Goodrich & Rosati, P.C.
Daniel Zwarn, PricewaterhouseCoopers LLP